Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of VYNE Therapeutics Inc. of our report dated March 12, 2020, except for the effects of the reverse stock split discussed in Note 1, and except for the effects of the merger exchange ratio discussed in Note 3, and except for the effects of disclosing the reconciliation of income taxes at the U.S. federal statutory rate discussed in Note 14, as to which the date is March 4, 2021 relating to the financial statements, which appears in VYNE Therapeutics Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Kesselman & Kesselman
Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
May 6, 2021